UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): December 9, 2020

My Racehorse CA LLC

(Exact name of issuer as specified in its charter)

Nevada	83-0848007
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

250 W. First St., Suite 256, Claremont, CA, 91711

(Full mailing address of principal executive offices)

909-740-9175

(Issuer’s telephone number, including area code)

Series Palace Foal Interests; Series De Mystique ’17 Interests, Series Martita Sangrita 17 Interests; Series Daddy’s Joy Interests; Series Vertical Threat Interests; Series Shake it Up Baby Interests; Series Tizamagician Interests; Series Power Up Paynter Interests; Series Two Trail Sioux 17 Interests; Series Wayne O Interests; Series Big Mel Interests; Series Amandrea Interests; Series Keertana 18 Interests; Series Sunny 18 Interests; Series Lazy Daisy Interests; Series New York Claiming Package Interests; Series The Filly Four Interests; Series Lane Way Interests; Series Mo Mischief Interests; Series Deep Cover Interests; Series Big Mel Interests (Addtl. 9% Interest); Series Sunny 18 Interests (Addtl. 9% Interest); Series Popular Demand Interests; Series Authentic Interests; Series Storm Shooter Interests; Series Thirteen Stripes Interests; Series Naismith Interests; Series NY Exacta Interests; Series Apple Down Under 19 Interests; Series Just Louise 19 Interests; Series Lost Empire 19 Interests; Series Man Among Men Interests; Series Frosted Oats Interests; Series Tapitry 19 Interests; Series Classofsixtythree 19 Interests; Series Cayala 19 Interests; Series Margaret Reay 19 Interests; Series Awe Hush 19 Interests; Series Exonerated 19 Interests; Series Speightstown Belle 19 Interests; Series Consecrate 19 Interests; Series Latte Da 19 Interests; Series Midnight Sweetie 19 Interests; Series Ambleside Park 19 Interests; Series Athenian Beauty 19 Interests; Series Future Stars Stable Interests; Series Collusion Illusion Interests

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Title of each class of securities issued pursuant to Regulation A

Item 9.	Other Events

On December 9, 2020, My Racehorse CA LLC, a Nevada series limited liability company (the Company”) and Spendthrift Farm, LLC, a Kentucky limited liability company (“Spendthrift”) entered into an Agreement of Purchase and Sale (the “Big Mel Purchase Agreement”) related to Big Mel, the 2017 Colt that is the Underlying Asset of Series Big Mel, which is 60% owned by the Company. Pursuant to the terms of the Big Mel Purchase Agreement, the Company purchased the remaining 40% ownership interest in Big Mel from Spendthrift for $1.06. As a result, Series Big Mel will now hold a 100% interest in Big Mel. In exchange, Series Big Mel now also has responsibility for 100% of the operating expenses associated with Big Mel.

The Company intends to continue to operate Series Big Mel and try to maximize the racing career and asset value of Big Mel. Due to the fact that the initial operating expense reserves have been used, it is the intent of the Manager to loan additional monies to Series Big Mel to cover ongoing operating expenses for Series Big Mel.

In the event that additional working capital continues to be required to operate Series Big Mel, the Manager reserves the right, as previously disclosed in the Form 1-A, to (a) pay such operating expenses and not seek reimbursement, (b) continue to loan the amount of the operating expenses to Series Big Mel, on which the Manager may impose a reasonable rate of interest, which shall not be lower than the Applicable Federal Rate (as defined in the Internal Revenue Code), and be entitled to reimbursement of such amount from future revenues generated by such Series (“Operating Expenses Reimbursement Obligation(s)”), and/or (c) cause additional Interests to be issued in order to cover such additional amounts.

A copy of the Big Mel Purchase Agreement is attached hereto as Exhibit 6.1 and incorporated by reference herein.

Forward Looking Statements

The information set forth under Item 9 of this Current Report contains forward-looking statements. These forward-looking statements are not guarantees of future performance and involve risks, uncertainties, and assumptions that are difficult to predict. Forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. Actual outcomes and results may differ materially from what is expressed in these forward-looking statements

Exhibit Index

Exhibit No.	Description

6.1	Agreement of Purchase and Sale for Series Big Mel, dated December 9, 2020.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MY RACEHORSE CA LLC

Dated: December 10, 2020	By:	Experiential Squared, Inc., its Manager

	By:	/s/ Michael Behrens
Name: Michael Behrens Title: Chief Executive Officer and Chief Financial Officer

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